Contact

www.linkedin.com/in/lawrence-
trachtenbroit-2a5900 (LinkedIn)
www.alcachino.com (Company)

Top Skills

Consumer Products
Strategy
Integrated Marketing

Honors-Awards

Entrepreneur of the year

Lawrence Trachtenbroit

Alc-A-Chino & Twisted Cherries
Basking Ridge, New Jersey, United States

Experience

Howie's Spiked Beverages
Chief Innovation Officer
January 2020 - Present (4 years 9 months)

Twisted Cherries
Managing Director
January 2015 - Present (9 years 9 months)

Planet Java
Founder
2001 - 2004 (3 years)

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Education

State University of New York College at Plattsburgh
Bachelor of Science (BS), International Business · (1985 - 1987)

**State University of New York College of Agriculture and Technology
at Cobleskill**
Marketing · (1983 - 1985)